Filed by Americas Mining Corporation
Filed by Grupo México, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Copper Corporation
Commission File No.: 001-14066
ADDITIONAL INFORMATION AND WHERE TO FIND IT
Americas Mining Corporation (AMC) and Southern Copper Corporation (Southern Copper) will file an Information Statement/Prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about Southern Copper, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of the Information Statement/Prospectus may be obtained by directing a request to Americas Mining Corporation, 1150 North 7th Avenue, Tucson, AZ 85705, USA, Attention: General Counsel. Free copies of Southern Copper Corporation’s filings may be obtained by directing a request to Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA, Attention: Investor Relations Department.
FORWARD-LOOKING STATEMENTS
Statements in this transcript that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: AMC’s ability to enter into definitive agreements with respect to the proposed transaction; the results of a due diligence review of Southern Copper; AMC’s ability to achieve the synergies and value creation contemplated by the proposed transaction; AMC’s ability to promptly and effectively integrate the businesses of Southern Copper and ASARCO; the costs associated with the proposed transaction; the timing to consummate the proposed transaction; any necessary actions to obtain required regulatory approvals; the ability to obtain existing lender and other required third-party consents; increased costs; metal prices; unfavorable economic conditions; changes in the legal and regulatory environment; and unstable political conditions, civil unrest or other developments. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Grupo México nor AMC undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
*****
The following is a press release issued by Grupo México on April 19, 2011.

First Quarter Results 2011
Mexico City. April 19, 2011 — Grupo México, S.A.B. de C.V. (“Grupo México” — BMV: GMEXICOB) reports its results for the first quarter 2011 (“1Q11”).

Investor
Relations:
Jorge Pulido
(55) 1103-5320
E-Mail
ir@mm.gmexico.com
Website
www.gmexico.com
Grupo México
Financial Highlights in Dollars1
•	Consolidated sales for 1Q11 were US$2.505 billion, compared to US$1.993 billion for 1Q10, a 26% increase attributable to increased production by the Mining Division, the restart of operations at Buenavista, better metals prices, and also an 18% growth in sales by the Transportation Division over 1Q10, due mainly to a increased exports of consumer goods and movement of local freight.

•	Cost of sales for 1Q11 was US$1.251 billion, a 21% increase over 1Q10. This increase in explained by the reincorporation of Buenavista and increased fuel and energy costs.

•	EBITDA for 1Q11 was US$1.190 billion, which compared to US$879 million for 1Q10 represents an increase of 35%. Consequently, the EBITDA margin for 1Q11 improved to 48% of sales. EBITDA for SCC reached US$842.5 million, equivalent to 52.6% of sales and representing a 21.8% increase over 1Q10. EBITDA for Asarco reached US$254 million, equivalent to 49.4% of sales and representing a 35.5% growth when compared to 1Q10. EBITDA for the Transportation Division reached US$108 million, equivalent to 28.1% of sales.

•	Net consolidated earnings for 1Q11 were US$532 million, 47% over the US$362 million for 1Q10, and equivalent to 21% of sales.

•	On April 15, 2011, the Board of Directors approved a dividend payment in cash of $0.40 pesos per outstanding share, to be paid on single exhibition on May 5, 2011.
Financial Highlights for Grupo México2

	First Quarter		Variance
(Thousand US Dollars)	2011	2010	US$000%
Sales	2,504,913	1,993,941	510,972	25.6
Cost of Sales	1,250,566	1,035,729	214,837	20.7
Operating Income	1,032,232	740,440	291,792	39.4
EBITDA	1,190,359	879,164	311,195	35.4
EBITDA Margin (%)	47.5%	44.1%
Net Income	531,669	361,878	169,792	46.9
Profit Margin (%)	21.2%	18.1%
Investments / Capex	120,764	90,941	29,824	32.8
Employees	26,575	24,575	2,000	8.1
Number of Shares Outstanding 7,785,000,000 as of March 31, 2011

[1]	All figures are expressed in US dollars following GAAP accounting principles, unless otherwise stated.

[2]	The pro-forma figures for GMexico and ITM include Ferrosur after the favorable ruling from the Collegiate Court.

First Quarter 2011 Results
Highlights
Mining Division — Americas Mining Corporation (AMC)
•	Minera México recognized as a Socially Responsible Company (SRC).- The Mexican Center for Philanthropy (Cemefi) awarded Minera México the SRC distinction, with which the company is committed to continuing to contribute to improving the quality of life and development of the communities where we operate.

•	Combined Operations of Asarco and Southern Copper Corporation (SCC).- The Special Committee of Independent Directors, formed August 10, 2010 by SCC, continues to evaluate the AMC proposal to combine SCC and Asarco. GMéxico is convinced the combining of SCC and ASARCO will provide important synergies, including reductions in operating costs, transportation, and overhead, and also capital expenditure savings, which would benefit all shareholders of the new combined entity.

•	Buenavista del Cobre.- During 1Q11, Buenavista produced 27,598 tons of copper: 14,964 tons of copper cathode at the SX/EW Plant and 12,634 tons of copper concentrate at the Concentrator Plant which is now operating at full capacity. Copper production is expected to increase in the remaining three quarters of 2011 when completing its optimization processes and increase the concentrator’s recovery to full copper production during the 2Q11. The current annual capacity of both plants is 180,000 tons.

Construction continues to advance favorably on the two new leaching plans, SX/EW III and SX/EW IV, which will add a total of 88,000 tons of copper per year starting 2013; and also the construction of the crushing and haulage system at these plants. The detailed engineering is almost complete for the new concentrator at Buenavista with an annual production capacity of 188,000 tons of copper contained in concentrates, which will start operating in 2015. Construction also continues on the molybdenum benefit plant, with an annual capacity of 2,000 tons, which will start operating the fourth quarter of 2012.

The implementation of community works and infrastructure, and health and education programs continues to benefit the surrounding area. In 2011, the Company plans to invest US$12 million in the community.

•	Tía María Project.- Since March 23, 2011, a small group opposing the mine operations held violent demonstrations including blocking roadways, damaging public and private property, and confronting with police. In one specific incident, they blocked the high-traffic Pan-American Highway 50 kilometers away from our mine, which was not related in any manner to the construction of the project, rather it was merely an excuse to stop investment in Peru and cause problems for the state, companies, and the community.

The Company has repeatedly stated that the water to be used for the project will be transported from the ocean through a 30 kilometer pipeline, after its desalinization. All tests have been conducted using sea water, making the falseness of the activists’ argument that water will be taken from farming all the more apparent. Regarding the other alleged pollution argument, the Company has proven that the project complies with the strictest environmental standards. These types of plants have been developed in Peru and other countries, complying to the fullest with environmental regulations and therefore do not pollute the soil, water, or air.

The Peruvian government has suspended the Tía María project in light of the events mentioned. The Company will allow an appropriate amount of time to elapse because of the current political situation in Peru, although in the near future will provide the authorities with any information the Ministry of Energy and Mines (MEM) may request regarding the Environmental Impact

1Q11	www.gmexico.com	Page 2

First Quarter 2011 Results
Assessment. The Company is confident that with this information any concerns the authorities might have will be answered in terms of compliance with the strictest environmental standards.

The Tía María project represents an investment of approximately US$1.0 billion, which would generate important contributions to Peru’s economy significantly increasing exports and revenues from taxes, duties, and mining royalties, in addition to generating 4,000 jobs during the construction phase and 4,100 direct and indirect permanent jobs. The estimated annual production of the project is 120,000 tons of copper cathode through a leaching process, technology that is considered worldwide to be the most environmentally-friendly production method. In addition, the company plans to invest in community programs in the Arequipa region similar to those established in the neighboring communities to the current operations at Toquepala, Cuajone, and Ilo in Peru.

The Company is confident the Peruvian government will provide the legal stability that allows for economic development and mining investments in Peru, with the legal certainty needed for growth and development.

•	Copper Hedging.- Taking advantage of record high copper prices and to reduce revenue volatility, the Mining Division has engaged copper hedging to benefit from the current copper prices for a percentage of its production while protecting against drops for a lesser percentage. For the remainder of 2011, AMC engaged swaps for nearly 36% of its estimated production at an average price of US$3.98 and zero cost collars for nearly 36% with a floor price of US$3.10 and cap of US$4.73, while the remaining production will fluctuate according to market prices. For 2012, AMC has zero cost collars for 5% of its estimated production with a floor price of US$3.50 and cap of US$5.20.
Transportation Division
•	The acquisition of Ferrosur received final approval.- Final decision was handed down allowing the Transportation Division to consolidate Ferrosur’s results with ITM, finding there to be no concentration and therefore no monopolistic practices, as the Federal Competition Bureau (CFC) had claimed. With this decision, the Transportation Division will obtain highly significant synergies in operating methods and sales.

On March 25, 2011, the First Collegiate Court found to dismiss the appeal brought by the CFC against the decision of the Federal Court of Justice on Tax and Administrative Matters (TFJFA) in favor of Infraestructura y Transportes México (ITM) and Infraestructura y Transportes Ferroviarios (ITF), subsidiaries of GMéxico. No further recourse may be admitted against the TFJFA decision.

•	Debt Issued.- On April 15, 2011, Ferromex placed 10 year notes for $1.5 billion pesos at a fixed rate of 8.88%. These resources will be allocated primarily to finance the purchase of 44 new locomotives.

•	Ferromex.- During el 1Q11, Ferromex continued to report excellent operating performance. Sales increased 16.3% over the previous quarter, to reach US$305 million. The operating profit and EBITDA were US$59 million and US$83 million, respectively, representing an increase over that posted for the previous quarter.

In terms of volume transported, the net tons/km increased 3% and loaded cars 7.6%, when compared to 1Q10, to 10.746 billion net tons/km and 204,000 cars. The main increases were seen in the intermodal segment, reporting a 33% increase in net tons/km and 22% in cars, and also the mineral segment increased net tons/km by 13.5% and cars by 29%.

1Q11	www.gmexico.com	Page 3

First Quarter 2011 Results
•	Ferrosur.- During 1Q11, Ferrosur posted record figures. Sales were US$76.3 million, 20.1% above the US$63.5 million for 1Q10 and 7.5% over its record. The operating profit increased 42.5% when compared to the previous year, reaching US$15.8 million. The EBITDA reflected an increase of 31.3% to US$22.7 million, compared to US$17.3 million for the previous year.

Ferrosur increased its net tons/km by 45% and loaded cars by 34% in the metals segment, and also net tons/km by 39% and loaded cars by 27% in the automotive segment.

•	Capital Expenditures.- In 1Q11, the Railroad Division invested US$27.2 million to improve the infrastructure throughout its rail line, modernizing operating systems for greater safety and perfecting commercial systems. Capital expenditures for the Railroad Division in 2011 will be US$395.6 million, principally for the purchase of 58 locomotives (44 for Ferromex and 14 for Ferrosur), the construction and expansion of sidings, and infrastructure improvements.
Infrastructure Division
•	Infrastructure Projects.- Taking advantage of its experience and human and technical resources, on April 1, the subsidiary México Constructora Industrial S.A. de C.V. was awarded a 30 year tender by the Department of Transport and Communications (SCT) to build, operate, exploit, maintain, and preserve the Salamanca-Leon highway.

The concession title will be delivered June 3 and construction is expected to begin August 1, 2011, to be completed in 2 years. A total of approximately $5.0 billion pesos has been allocated for this project.

•	Power Plant.- Grupo México and Siemens signed a US$242 million contract for the turnkey construction of a combined cycle power plant that will have a generating capacity of 250 megawatts. The plant will cover 100% of our power needs in the State of Sonora, reducing our energy costs which currently account for 30% of the total cost. To date US$35 million has been spent and the project reports 11% progress.

•	Grijalva River Tunnels.- Regarding the construction of the tunnels on the Grijalva River that México Constructora Industrial has been working on since 2009, the work volumes have increased due to additional tasks resulting in negotiations with the CFE to increase the contract amount to $850 million pesos. This important project is expected to be completed June 15, 2011.

•	Hydroelectric Plants.- GMéxico signed an agreement with the state of Puebla to develop micro-hydroelectrics and generate renewable energy.

•	Sonora Platform.- On March 16, Perforadora México signed a contract with Pemex Exploration and Production to rent its Sonora Platform, which started operations March 23.

1Q11	www.gmexico.com	Page 4

First Quarter 2011 Results
Financing
The net financing cost as of March 31, 2011 was US$55.7 million, compared to US$24.4 million for the first quarter last year, due mainly to the issue of US$1.5 billion in bonds by SCC last year.
Debt Profile

	As of March 31
	2011			2010
	Gross	Cash &	Net	Gross	Var.
(US$000)	Debt	Banks	Debt	Debt	Debt
Grupo Mexico	10,001	639,847	(629,846)	—	—
Americas Mining Corporation	809,753	110,459	699,294	1,233,588	(34.4)
Southern Copper Corporation	2,755,293	1,973,297	781,996	1,280,327	115.2
Asarco	—	38,386	(38,386)	80,000	(100.0)
Infraestructura y Transportes Mexico (ITM)	—	12,030	(12,030)	—	—
GFM — Ferromex	351,410	147,724	203,686	373,395	(5.9)
Ferrosur	135,146	85,621	49,525	158,642	(14.8)
Grupo Mexico (Consolidated)	4,061,603	3,007,364	1,054,239	3,125,952	29.9

1Q11	www.gmexico.com	Page 5

First Quarter 2011 Results
Mining Division
Americas Mining Corporation
Financial Highlights

	First Quarter		Variance
(Thousand US Dollars)	2011	2010	US$000%
Sales	2,090,582	1,637,007	453,575	27.7
Cost of Sales	963,834	796,763	167,071	21.0
Operating Income	958,018	672,859	285,159	42.4
EBITDA	1,077,129	831,281	245,848	29.6
EBITDA Margin (%)	51.5%	50.8%
Net Income	492,357	295,694	196,663	66.5
Profit Margin (%)	23.6%	18.1%
Investments / Capex	89,217	78,910	10,307	13.1
Metals Market
Copper prices continue to strengthen given the expectations for high consumption and the rebound of the construction sector. Prices have also been supported by a weak dollar. The earthquake in Japan has resulted in slightly lower consumption worldwide, which will be compensated by very high consumption once reinitiation of production in plants and reconstruction of housing in Japan starts. We therefore remain confident in the industry fundamentals and believe there will be a deficit in copper production and consumption during 2011. This is due to increased demand from China, despite the efforts of the Chinese government to moderate growth.
We have also seen a recovery in molybdenum prices, which could rise further in the future given the significant demand for steel expected from Japan.
Similarly silver prices have increased significantly as silver, like gold, is now being used for international reserves and there is an increased demand from the jewelry industry, principally in India and China with two digit growths.
The increase in sulfuric acid prices benefits us considerably (i) given the increased production on smelting concentrates from Buenavista, and (ii) on the technical stoppage for maintenance at the smelter in Peru having ended, increasing the capacity of the smelter by 10%.
Average Metals Prices

		4Q	First Quarter		Var.	Var. %
		2010	2011	2010	%	1Q11-4Q10
Copper	($cts/Pound)	391.75	437.78	328.06	33.4	11.8
Molybdenum	($dlls/Pound)	15.69	17.18	15.78	8.9	9.5
Zinc	($cts/Pound)	105.00	108.65	103.82	4.7	3.5
Silver	($dlls/Ounce)	26.47	31.74	16.91	87.7	19.9
Gold	($dlls/Ounce)	1,367.49	1,384.38	1,108.90	24.8	1.2
Lead	($cts/Pound)	108.40	118.12	100.76	17.2	9.0
Sulfuric Acid	($dlls/Ton)	53.41	92.77	47.65	94.7	73.7
Source: Copper, Zinc, Lead & Gold — LME; Silver — COMEX; Molybdenum - Metals Week Dealer Oxide Sulfuric Acid — AMC

1Q11	www.gmexico.com	Page 6

First Quarter 2011 Results
Mining Production
Mined copper production in 1Q11 increased 5.2% to 167,091 tons, compared to 158,852 tons in 1Q10. This increase was mainly due to the restart of production at the Buenavista mine, which contributed with 27,598 tons. Greater production is expected in the coming quarters with Buenavista operating at full capacity and the completion of the optimization of the mine’s recovery process.
Asarco’s mined copper production in 1Q11 decreased 13.5% to 42,897 tons, compared to 49,608 tons in 1Q10. This decrease was mainly due to 6,711 tons less production because of lower ore grades at the Mission (4,737 tons) and Ray (2,319 tons) mines.
Copper production for 2011 is estimated at 830,000 tons, of which 630,000 tons will be produced by SCC mines and 200,000 tons by Asarco mines.

			First Quarter		Variance
Mining Division			2011	2010	US$000%
Copper	(m.t.	)
Production			167,091	158,852	8,239	5.2
Sales			178,730	167,359	11,371	6.8
Molybdenum*	(m.t.	)
Production			4,274	4,753	(479)	(10.1)
Sales			4,282	4,759	(477)	(10.0)
Zinc*	(m.t.	)
Production			19,995	26,824	(6,829)	(25.5)
Sales			24,682	25,596	(914)	(3.6)
Silver	(Koz)
Production			3,332	3,694	(362)	(9.8)
Sales			4,003	5,139	(1,136)	(22.1)
Gold*	(Oz)
Production			6,203	4,035	2,168	53.7
Sales			12,756	19,438	(6,682)	(34.4)

*	Asarco does not produce this mineral.
Molybdenum production decreased 10% to 4,274 tons in 1Q11, compared to 4,753 tons in 1Q10. This decrease was mainly due to lower ore grades at Cuajone. However production was above that estimated and mine planned.
Refined silver production decreased 9.8% in 1Q11 to 3.3 million ounces, down from 3.7 million ounces in 1Q10. This decrease was mainly due to 0.3 million ounces less material processed to third parties at our IMMSA plants in Charcas and Santa Bárbara, as a result of lower grades and no production at the Santa Eulalia mine. The Santa Eulalia mine, as announced previously, suspended production in May 2010 due to flooding in the mine caused by heavy rains. We expect to restore operations at Santa Eulalia mine in October 2011.
Sales and Cost
Sales for 1Q11 were US$2.091 billion, 27.7% higher than the US$1.637 billion reported for 1Q10. This increase is due to improved prices for the metals AMC produces, and the start of operations at Buenavista. Asarco sales for 1Q11 were US$514 million, compared to US$418 million in 1Q10, represents an increase of 23%.
The consolidated AMC operating cash cost per pound of copper (cash cost), net of byproducts, was US$64.2 cents per pound in 1Q11, compared to US$35.6 cents per pound in 1Q10. The increase is principally due to less copper production, increased stripping at the Asarco mines, and higher fuel and energy costs.

1Q11	www.gmexico.com	Page 7

First Quarter 2011 Results
Sales Distribution
Projects and Exploration
The Molybdenum plant project at Buenavista continues to advance. The review of the basic engineering was completed in March 2011. The detailed engineering started in April 2011 and when completed in 3Q11, the main equipment will be purchased and construction will begin on the plant, which will have a capacity of 2,000 tons of molybdenum concentrate. The plant is expected to start operations in 4Q12.
Work continues on the expansion project at Cuajone and US$43.1 million of the US$301 million allotted had been invested as of close 1Q11. The purchase of mine and support equipment to optimize the plan for the mine is ongoing. The project considers an increase in the milled ore capacity and includes a variable cut-off grade methodology that will increase copper and molybdenum projection in the second half of 2011.
US$124.4 million has been invested in the expansion of the concentrator at the Toquepala mine in Peru. The use of high pressure grinding rolls (HPGR) and a wet process for the tertiary grinding stage will reduce capital and operating costs. The scope of the project is currently under review as we are evaluating an increase in milling capacity to 60,000 tons per day from the 40,000 tons per day originally planned.
Capital expenditures for Asarco in 1Q11 were US$16.2 million, mainly attributable to maintenance projects at the Smelter, and also payments made on four new 400-ton Liebbher trucks for the Ray mine to be delivered during the second half of 2011, which will complete the fleet of 21 new trucks.
Asarco began a pre-feasibility study in February 2011 for the project to restart a molybdenum circuit at the Mission mine. The study is expected to be completed in May 2011. Also, the exploration and drilling program continues and the proven reserves at the different mines are expected to increase by the end of 2011.

1Q11	www.gmexico.com	Page 8

First Quarter 2011 Results
Transportation Division
ITM2
Financial Highlights

	First Quarter		Variance
(Thousand US Dollars)	2011	2010	US$000%
Load Volume (MillionTons/Km)	12,548	12,146	402	3.3
Sales	383,433	325,995	57,438	17.6
Cost of Sales	261,737	212,973	48,764	22.9
Operating Income	76,137	71,167	4,970	7.0
EBITDA	107,695	109,838	(2,143)	(2.0)
EBITDA Margin (%)	28.1%	33.7%
Net Income	47,535	41,025	6,510	15.9
Profit Margin (%)	12.4%	12.6%
Investments / Capex	27,248	9,330	17,918	192.0
The volume transported by ITM during 1Q11 increased 3%, moving 12.548 billion net tons/km, compared to 10.426 billion moved during 1Q10. The volume transported by Ferromex during 1Q11 increased 3%, moving 10.746 billion net tons/km. The sectors that reported the greatest increase were: intermodal 33%, minerals 14%, and metals 9%. The volume transported by Ferrosur during 1Q11 increased 5%, moving 1.802 billion net tons/km.
Transportation Division revenue increased 18% to US$383 million in 1Q11, compared to US$326 million in 1Q10. This increase is explained by increased volume as a result of economic recovery and a more favorable mix of rates and traffic.
The operating cost for 1Q11 was US$262 million, 23% above that for 1Q10. This increase is explained by the additional freight volume, a 27% peso increase in the price of diesel, increases in locomotive leasing, labor, maintenance, and connection and terminal services.
EBITDA for 1Q11 was US$108 million (equivalent to 28% of sales), representing a decrease of 2% compared to 1Q10, due mainly to higher operating costs as a result of increased diesel prices.

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First Quarter 2011 Results
*   *   *   *   *
Company Profile
Grupo México (“GMéxico”) is a holding company whose main activities are: (i) mining, being one of the world’s largest integrated copper producers; (ii) railroad service with the most extensive network in Mexico; and (iii) drilling, engineering, procurement, and construction services. These business lines are grouped under the following subsidiaries:
The mining division of GMéxico is represented by its subsidiary Americas Mining Corporation (“AMC”), whose principal subsidiaries are Southern Copper Corporation (“SCC”) in Mexico and Peru, and Asarco in the United States. The sum of both companies holds the world’s largest copper reserves. SCC trades on the New York and Lima stock exchanges. Its stockholders, directly or through subsidiaries, are: GMéxico (80%) and other stockholders (20%). The company has mines, metallurgic plants, and exploration projects in Peru, Mexico, and Chile. Asarco, our wholly-owned US subsidiary, was reincorporated into GMéxico on December 9, 2009. Asarco has 3 mines and 1 smelting plant in Arizona and 1 refinery in Texas.
The transportation division of GMéxico is represented by its subsidiary Infraestructura y Transportes México, S.A. de C.V. (“ITM”), whose principal subsidiaries are (i) Grupo Ferroviario Mexicano, S.A. de C.V. (“GFM”), (ii) Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”), (iii) Intermodal México, S.A. de C.V., and (iv) Texas Pacifico, LP, Inc. Ferromex is the largest railroad company with the most extensive coverage in Mexico. Ferromex has a network of 8,111 kilometers of track that cover approximately 71% of Mexico. Ferromex’s lines connect to five border points with the United States, four ports on the Pacific Coast and two on the Gulf of Mexico. Ferromex is controlled by GMéxico, holding 55.5%, with the remaining participation split between Union Pacific(26%) and Grupo Carso-Sinca Inbursa (18.5%). On November 24, 2005, GMéxico incorporated Ferrosur through Infraestructura y Transportes Ferroviarios, S.A. de C.V. (“ITF”). Final decision was handed down allowing the Transportation Division to consolidate Ferrosur’s results with ITM, finding there to be no concentration and therefore no monopolistic practices, as the Federal Competition Bureau (CFC) had claimed. Ferrosur’s financial statements in this report are pro-forma. Ferrosur has a track network of 1,813 kilometers covering the central and southeastern part of the country, serving principally the states of Tlaxcala, Puebla, Veracruz, and Oaxaca, and has access to the ports of Veracruz and Coatzacoalcos on the Gulf of Mexico. Ferrosur is controlled by GMéxico, holding 74.99%, with Grupo Carso-Sinca Inbursa holding the remaining 25.01%.
Final decision was handed down allowing the Transportation Division to consolidate Ferrosur’s results with ITM, finding there to be no concentration and therefore no monopolistic practices, as the Federal Competition Bureau (CFC) had claimed.
The Infrastructure Division of GMéxico is represented by its subsidiaries México Proyectos y Desarrollos, S.A. de C.V. (“MPD”), México Constructora Industrial, SA de C.V. (“MCI”), México Compañía Constructora, S.A. de C.V. (“MCC”), Servicios de Ingeniería Consutec, S.A. de C.V.(“Consutec”), and Compañía Perforadora México, S.A.P.I de C.V. (“PEMSA”). MPD, PEMSA, MCI, and MCC are wholly owned by GMéxico. MPD, MCI and MCC are active in engineering, procurement, and infrastructure works construction projects. PEMSA offers oil and water drilling services and related value added services such as cementation engineering and directional or slated drilling. Consutec engages in integral project engineering activities.

This report includes forward-looking statements. In addition to the risk and uncertainties noted in the report, there are certain factors that could cause results to differ materially from those anticipated by some of the statements made. Many of these risks and uncertainties are related to factors beyond the reasonable control of Grupo México or that cannot be accurately estimated, such as future market conditions, metals prices, the behavior of other market stakeholders and the actions of government regulators, which are described in Grupo México’s annual report. Grupo México does not assume any obligation whatsoever regarding the updating of these projections to reflect events or circumstances occurring after the date of this report.

1Q11	www.gmexico.com	Page 10

First Quarter 2011 Results
GRUPO MEXICO, S.A.B. DE C.V. (GM)
CONSOLIDATED FINANCIAL STATEMENTS PRO-FORMA (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q1-11	Q1-10	Variance	2011	2010	Variance

STATEMENT OF EARNINGS
Net sales	2,504,913	1,993,941	510,972	2,504,913	1,993,941	510,972
Cost of sales	1,250,566	1,035,729	214,837	1,250,566	1,035,729	214,837

Gross profit	1,254,347	958,212	296,135	1,254,347	958,212	296,135
Gross margin	50%	48%		50%	48%
Administrative expenses	53,131	51,414	1,717	53,131	51,414	1,717
EBITDA	1,190,359	879,164	311,195	1,190,359	879,164	311,195
Depreciation and amortization	168,984	166,359	2,626	168,984	166,359	2,626

Operating income	1,032,232	740,440	291,792	1,032,232	740,440	291,792
Operating margin	41%	37%		41%	37%
Interest expense	77,171	67,411	9,759	77,171	67,411	9,759
Interest income	(21,435)	(40,773)	19,339	(21,435)	(40,773)	19,339
Financial coverage	(32)	825	(857)	(32)	825	(857)
Other (income) expense, net	10,890	26,810	(15,920)	10,890	26,810	(15,920)

Earnings before Tax	965,638	686,167	279,471	965,638	686,167	279,471
Taxes	306,098	217,301	88,797	306,098	217,301	88,797
Participation in subsidiary not consolidated and associated	(1,470)	(290)	(1,180)	(1,470)	(290)	(1,180)

Net Earnings	661,010	469,156	191,855	661,010	469,156	191,855
Net income attributable to the non-controlling interest	129,341	107,278	22,063	129,341	107,278	22,063

Net income attributable to GM	531,669	361,878	169,792	531,669	361,878	169,792

BALANCE SHEET
Cash and cash equivalents	3,007,364	1,201,641	1,805,722	3,007,364	1,201,641	1,805,722
Marketable securities	220,710	20,080	200,630	220,710	20,080	200,630
Restricted cash	209,411	186,153	23,258	209,411	186,153	23,258
Notes and accounts receivable	995,763	791,412	204,351	995,763	791,412	204,351
Inventories	986,930	852,940	133,990	986,930	852,940	133,990
Prepaid and others current assets	731,922	360,928	370,995	731,922	360,928	370,995

Total Current Assets	6,152,101	3,413,154	2,738,946	6,152,101	3,413,154	2,738,946
Property, plant and equipment, Net	6,961,648	6,764,350	197,298	6,961,648	6,764,350	197,298
Leachable material, net	167,753	167,534	219	167,753	167,534	219
Other long term assets	1,616,235	1,514,927	101,309	1,616,235	1,514,927	101,309

Total Assets	14,897,737	11,859,965	3,037,772	14,897,737	11,859,965	3,037,772

Liabilities and Stockholders’ Equity
Current portion of long-term debt	369,413	309,069	60,343	369,413	309,069	60,343
Accumulated liabilities	1,575,567	1,061,299	514,268	1,575,567	1,061,299	514,268

Current Liabilities	1,944,980	1,370,368	574,612	1,944,980	1,370,368	574,612
Long-term debt	3,692,190	2,816,883	875,307	3,692,190	2,816,883	875,307
Other non-current liabilities	1,231,142	945,001	286,142	1,231,142	945,001	286,142

Total Liabilities	6,868,312	5,132,252	1,736,060	6,868,312	5,132,252	1,736,060
Stockholders equity	2,000,446	2,000,446	—	2,000,446	2,000,446	—
Other equity accounts	(235,406)	(204,377)	(31,029)	(235,406)	(204,377)	(31,029)
Retaining earnings	4,685,312	3,506,085	1,179,227	4,685,312	3,506,085	1,179,227

Total Stockholders’ equity	6,450,352	5,302,154	1,148,198	6,450,352	5,302,154	1,148,198
Non-controlling interest.	1,579,073	1,425,559	153,513	1,579,073	1,425,559	153,513

Total Liabilities and Equity	14,897,737	11,859,965	3,037,772	14,897,737	11,859,965	3,037,772

CASH FLOW
Net earnings	661,010	469,156	191,855	661,010	469,156	191,855
Depreciation and amortization	168,984	160,268	8,716	168,984	160,268	8,716
Deferred income taxes	5,371	(11,981)	17,352	5,371	(11,981)	17,352
Capitalized leachable material	(49,113)	(21,051)	(28,062)	(49,113)	(21,051)	(28,062)
Participation in subsidiary not consolidated and associated	(1,470)	(5,172)	3,702	(1,470)	(5,172)	3,702
Other Net	30,784	48,922	(18,138)	30,784	48,922	(18,138)
Changes in assets and liabilities	(360,225)	329,030	(689,255)	(360,225)	329,030	(689,255)

Cash generated by operating activities	455,342	969,172	(513,830)	455,342	969,172	(513,830)
Capital expenditures	(120,764)	(90,941)	(29,823)	(120,764)	(90,941)	(29,823)
Purchase of marketable securities	(68,770)	4,820	(73,590)	(68,770)	4,820	(73,590)
Restricted cash	39,081	10,198	28,883	39,081	10,198	28,883
Other — Net	74,853	(236,819)	311,672	74,853	(236,819)	311,672

Cash used in investing activities	(75,600)	(312,742)	237,142	(75,600)	(312,742)	237,142
Debt incurred	142	75	67	142	75	67
Debt amortization	(73,786)	(508,629)	434,843	(73,786)	(508,629)	434,843
Dividends paid	(299,755)	(190,310)	(109,445)	(299,755)	(190,310)	(109,445)
Cash used in financing activities	(373,399)	(698,864)	325,465	(373,399)	(698,864)	325,465
Effect of exchance rate changes on cash and cash equivalents	3,110	24,675	(21,565)	3,110	24,675	(21,565)

Net increase (decrease) cash & cash equivalents	9,452	(17,759)	27,212	9,452	(17,759)	27,212
Cash & cash equivalents at begin yr.	2,997,912	1,219,401	1,778,511	2,997,912	1,219,401	1,778,511

Cash & cash equivalents at yr. end	3,007,364	1,201,641	1,805,723	3,007,364	1,201,641	1,805,723

1Q11	www.gmexico.com	Page 11

First Quarter 2011 Results
AMERICAS MINNING CORPORATION (AMC)
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q1-11	Q1-10	Variance	2011	2010	Variance

STATEMENT OF EARNINGS
Net sales	2,090,582	1,637,007	453,574	2,090,582	1,637,007	453,574
Cost of sales	954,087	788,223	165,864	954,087	788,223	165,864
Exploration	9,747	8,540	1,207	9,747	8,540	1,207

Gross profit	1,126,748	840,245	286,503	1,126,748	840,245	286,503
Gross margin	54%	51%		54%	51%
Administrative expenses	31,200	30,738	462	31,200	30,738	462
EBITDA	1,077,129	831,281	245,848	1,077,129	831,281	245,848
Depreciation and amortization	137,530	136,648	882	137,530	136,648	882

Operating income	958,018	672,859	285,160	958,018	672,859	285,160
Operating margin	46%	41%		46%	41%
Interest expense	67,753	58,835	8,917	67,753	58,835	8,917
Interest income	(5,492)	(2,124)	(3,368)	(5,492)	(2,124)	(3,368)
Other (income) expense, net	19,354	44,021	(24,666)	19,354	44,021	(24,666)

Earnings before Tax	876,403	572,127	304,276	876,403	572,127	304,276
Taxes	277,771	192,270	85,500	277,771	192,270	85,500

Net Earnings	598,632	379,857	218,776	598,632	379,857	218,776
Net income attributable to the non-controlling interest	106,275	84,162	22,113	106,275	84,162	22,113

Net income attributable to AMC	492,357	295,694	196,663	492,357	295,694	196,663

BALANCE SHEET
Cash and cash equivalents	2,083,756	711,015	1,372,741	2,083,756	711,015	1,372,741
Marketable securities	220,710	20,080	200,630	220,710	20,080	200,630
Restricted cash	209,411	186,153	23,258	209,411	186,153	23,258
Notes and accounts receivable	752,905	580,123	172,782	752,905	580,123	172,782
Inventories	936,626	809,957	126,668	936,626	809,957	126,668
Prepaid and others current assets	1,477,194	286,408	1,190,787	1,477,194	286,408	1,190,787

Total Current Assets	5,680,603	2,593,736	3,086,867	5,680,603	2,593,736	3,086,867
Property, plant and equipment, Net	5,483,079	5,441,367	41,712	5,483,079	5,441,367	41,712
Leachable material, net	167,753	167,534	219	167,753	167,534	219
Other long term assets	784,217	930,942	(146,725)	784,217	930,942	(146,725)

Total Assets	12,115,652	9,133,579	2,982,073	12,115,652	9,133,579	2,982,073

Liabilities and Stockholders’ Equity	—	—	—	—	—	—
Long-term debt	225,934	249,128	(23,193)	225,934	249,128	(23,193)
Other non-current liabilities	1,291,840	676,717	615,123	1,291,840	676,717	615,123

Current Liabilities	1,517,774	925,845	591,929	1,517,774	925,845	591,929
Long term debt	3,339,112	2,344,787	994,325	3,339,112	2,344,787	994,325
Other long term liabilities	1,118,758	920,603	198,155	1,118,758	920,603	198,155

Total Liabilities	5,975,645	4,191,235	1,784,410	5,975,645	4,191,235	1,784,410
Stockholders equity	2,561,499	2,561,499	—	2,561,499	2,561,499	—
Other equity accounts	(513,204)	(403,136)	(110,068)	(513,204)	(403,136)	(110,068)
Retained earnings	3,199,838	1,907,403	1,292,435	3,199,838	1,907,403	1,292,435

Total Stockholders’ equity	5,248,133	4,065,766	1,182,367	5,248,133	4,065,766	1,182,367
Non-controlling interest.	891,874	876,578	15,296	891,874	876,578	15,296

Total Liabilities and Equity	12,115,652	9,133,579	2,982,073	12,115,652	9,133,579	2,982,073

Cash Flow
Net earnings	598,632	379,857	218,776	598,632	379,857	218,776
Depreciation and amortization	137,530	136,648	882	137,530	136,648	882
Deferred income taxes	(29,318)	(15)	(29,303)	(29,318)	(15)	(29,303)
Capitalized leachable material	(49,113)	(21,051)	(28,062)	(49,113)	(21,051)	(28,062)
Others Net	29,534	48,608	(19,074)	29,534	48,608	(19,074)
Changes in assets and liabilities	(275,394)	116,452	(391,846)	(275,394)	116,452	(391,846)

Cash generated by operating activities	411,871	660,498	(248,627)	411,871	660,498	(248,627)
Capital expenditures	(89,216)	(78,912)	(10,304)	(89,216)	(78,912)	(10,304)
Current investments	(68,770)	2,868	(71,638)	(68,770)	2,868	(71,638)
Restricted cash	(1,072)	(133,103)	132,031	(1,072)	(133,103)	132,031
Capital reimbursement	(230,697)	11,585	(242,282)	(230,697)	11,585	(242,282)

Cash used in investing activities	(389,755)	(197,562)	(192,193)	(389,755)	(197,562)	(192,193)
Debt incurred	142	75	67	142	75	67
Debt amortization	(59,350)	(500,208)	440,858	(59,350)	(500,208)	440,858
Dividends paid	(105,598)	(146,322)	40,724	(105,598)	(146,322)	40,724

Cash used in financing activities	(164,806)	(646,455)	481,649	(164,806)	(646,455)	481,649
Effect of exchance rate changes on cash and cash equivalents	(4,574)	6,158	(10,732)	(4,574)	6,158	(10,732)

Net increase (decrease) cash & cash equivalents	(147,264)	(177,361)	30,097	(147,264)	(177,361)	30,097
Cash & cash equivalents at begin yr.	2,231,020	888,375	1,342,645	2,231,020	888,375	1,342,645

Cash & cash equivalents at yr. end	2,083,756	711,015	1,372,741	2,083,756	711,015	1,372,741

1Q11	www.gmexico.com	Page 12

First Quarter 2011 Results
INFRAESTRUCTURA Y TRANSPORTES MEXICO, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS PRO-FORMA (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q1-11	Q1-10	Variance	2011	2010	Variance

STATEMENT OF EARNINGS
Net sales	383,433	325,995	57,438	383,433	325,995	57,438
Cost of sales	261,737	212,973	48,764	261,737	212,973	48,764

Gross profit	121,696	113,022	8,674	121,696	113,022	8,674
Gross margin	32%	35%		32%	35%
Administrative expenses	17,125	15,396	1,729	17,125	15,396	1,729
EBITDA	107,695	109,838	(2,143)	107,695	109,838	(2,143)
Depreciation and amortization	28,434	26,459	1,975	28,434	26,459	1,975

Operating Income	76,137	71,167	4,970	76,137	71,167	4,970
Operating margin	20%	22%		20%	22%
Interest expense	7,812	8,365	(553)	7,812	8,365	(553)
Interest income	(8,986)	(3,235)	(5,751)	(8,986)	(3,235)	(5,751)
Financial coverage	(32)	825	(857)	(32)	825	(857)
Other (income) expense — Net	(5,650)	(14,231)	8,581	(5,650)	(14,231)	8,581

Earnings before Tax	82,993	79,443	3,550	82,993	79,443	3,550
Taxes	25,797	25,882	(85)	25,797	25,882	(85)
Participation in subsidiary not consolidated and associated	(1,470)	(294)	(1,176)	(1,470)	(294)	(1,176)

Net Earnings	58,666	53,855	4,811	58,666	53,855	4,811
Net income attributable to the non-controlling interest	(11,131)	(12,830)	1,699	(11,131)	(12,830)	1,699

Net income attributable to ITM	47,535	41,025	6,510	47,535	41,025	6,510

BALANCE SHEET
Cash and cash equivalents	245,375	325,412	(80,037)	245,375	325,412	(80,037)
Notes and accounts receivable	197,793	167,713	30,080	197,793	167,713	30,080
Inventories	35,827	28,449	7,378	35,827	28,449	7,378
Prepaid and others current assets	71,519	62,515	9,004	71,519	62,515	9,004

Total Current Assets	550,514	584,089	(33,575)	550,514	584,089	(33,575)
Property, plant and equipment — Net	1,371,055	1,218,752	152,303	1,371,055	1,218,752	152,303
Other long term assets	617,977	398,011	219,966	617,977	398,011	219,966

Total Assets	2,539,546	2,200,852	338,694	2,539,546	2,200,852	338,694

Liabilities and Stockholders’ Equity
Current portion of long-term debt	133,478	59,941	73,537	133,478	59,941	73,537
Accumulated liabilities	197,694	182,951	14,743	197,694	182,951	14,743

Current Liabilities	331,172	242,892	88,280	331,172	242,892	88,280
Long-term debt	353,078	472,096	(119,018)	353,078	472,096	(119,018)
Other non-current liabilities	22,996	395	22,601	22,996	395	22,601
Other liabilities	7,597	9,539	(1,942)	7,597	9,539	(1,942)

Total Liabilities	714,843	724,922	(10,079)	714,843	724,922	(10,079)
Stockholders equity	89,290	89,290	—	89,290	89,290	—
Other equity accounts	161,288	93,103	68,185	161,288	93,103	68,185
Retaining earnings	1,266,540	1,054,269	212,271	1,266,540	1,054,269	212,271

Total Stockholders’ equity	1,517,118	1,236,662	280,456	1,517,118	1,236,662	280,456
Non-controlling interest.	307,585	239,268	68,317	307,585	239,268	68,317

Total Liabilities and Equity	2,539,546	2,200,852	338,694	2,539,546	2,200,852	338,694

CASH FLOW
Net earnings	58,666	53,855	4,811	58,666	53,855	4,811
Depreciation and amortization	28,434	26,459	1,975	28,434	26,459	1,975
Deferred income taxes	(6,384)	(14,560)	8,176	(6,384)	(14,560)	8,176
Participation in subsidiary not consolidated and associated	(1,470)	(294)	(1,176)	(1,470)	(294)	(1,176)
Other Net	(2,285)	(1,091)	(1,194)	(2,285)	(1,091)	(1,194)
Changes in assets and liabilities	(22,086)	(9,091)	(12,995)	(22,086)	(9,091)	(12,995)

Cash generated by operating activities	54,875	55,278	(403)	54,875	55,278	(403)
Capital expenditures	(27,248)	(9,330)	(17,918)	(27,248)	(9,330)	(17,918)
Purchase shares	(83,962)	(16,642)	(67,320)	(83,962)	(16,642)	(67,320)
Dividends received	234	—	234	234	—	234

Cash used in investing activities	(110,976)	(25,972)	(85,004)	(110,976)	(25,972)	(85,004)
Debt amortization	(14,436)	(8,421)	(6,015)	(14,436)	(8,421)	(6,015)
Dividends received (paid) — Net	—	(26,000)	26,000	—	(26,000)	26,000

Cash used in financing activities	(14,436)	(34,421)	19,985	(14,436)	(34,421)	19,985
Effect of exchance rate changes on cash and cash equivalents	7,684	18,517	(10,833)	7,684	18,517	(10,833)

Net increase (decrease) cash & cash equivalents	(62,853)	13,402	(76,255)	(62,853)	13,402	(76,255)
Cash & cash equivalents at begin yr.	308,228	312,010	(3,782)	308,228	312,010	(3,782)

Cash & cash equivalents at yr. end	245,375	325,412	(80,037)	245,375	325,412	(80,037)

1Q11	www.gmexico.com	Page 13